Exhibit 2.2

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”), dated July 14, 2004, is made by and among Lone Moose Adventures, Inc., a Nevada corporation with its principal place of business in Sandy, Utah (“Seller”), Christopher B. Glover (“Glover”) and Michael C. Brown (“Brown”, Brown and Glover, each a “Purchaser” and collectively, “Purchasers”). Seller and Purchasers are sometimes referred to individually as a “Party” and together, as “Parties.”

R E C I T A L S

A.            Seller is engaged in organizing and conducting adventure tour services in Utah (the “Business”).

B.            Seller and Purchasers have entered into that certain Agreement and Plan of Reorganization dated July 14, 2004 (the “Agreement and Plan of Reorganization”), with Southwest Casino and Hotel Corp., a Minnesota corporation, Lone Moose Acquisition Corporation, a Minnesota corporation, and David C. Merrell (the “Reverse Merger Transaction”).  Seller has agreed to sell and transfer all of its assets relating to the Business immediately after and as a condition to the closing of the Reverse Merger Transaction.

C.            Seller desires to sell, assign and transfer to Purchasers, and Purchasers, in their individual capacities, desire to purchase and assume from Seller, all of Seller’s assets (except the Excluded Assets as defined below) and liabilities in connection with or relating to the Business, on the terms and subject to the conditions contained in this Agreement (the “Transaction”).

D.            The Parties acknowledge that Purchasers shall (i) assume all liabilities, obligations, expenses and responsibilities of Seller of every kind and nature in connection with, or relating to, the operation of the Business and the Assets (defined below) prior to the Closing Date; and (ii) be solely responsible for all liabilities, obligations and expenses in connection with or relating to the Business and ownership of the Assets following the Closing Date.

Accordingly, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows.

ARTICLE 1

DEFINITIONS

The following terms shall have the meaning as ascribed to them or referenced below:

“AAA” shall have the meaning set forth in Section 12.3.

“Affiliates” shall mean a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, another Person.

“Agreement” shall have the meaning set forth in the Preamble.

“Agreement and Plan of Reorganization” shall have the meaning set forth in the Recitals.

“Assets” shall have the meaning set forth in Section 2.1.

“Business” shall have the meaning set forth in the Recitals.

“Claim” shall mean any action, lawsuit, proceeding, investigation or other claim.

“Closing” shall have the meaning set forth in Section 5.1.

“Closing Date” shall have the meaning set forth in Section 5.1.

“CPR” shall have the meaning set forth in Section 12.2.

“CPR Procedure” shall have the meaning set forth in Section 12.2.

“Dispute” shall have the meaning set forth in Section 12.1.

“Dispute Notice” shall have the meaning set forth in Section 12.2.

“Excluded Assets” shall have the meaning set forth in Section 2.2(a).

“Fixed Assets” shall have the meaning set forth in Section 2.1(a).

“Governmental Authority” shall mean any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Indebtedness” shall have the meaning set forth in Section 4.1(b).

“Indemnity Notice” shall have the meaning set forth in Section 9.3.

“Liabilities” shall have the meaning set forth in Section 3.1.

“Liens” shall have the meaning set forth in Section 2.1.

“Losses” shall have the meaning set forth in Section 9.1.

“Material” shall mean material to the financial condition, net worth, assets, liabilities, personnel, prospects or operations of the Business, taken as a whole.

“Material Adverse Effect” shall mean a development or a threatened development of a nature which will, if the same comes to fruition, result in a material adverse change in the financial condition, net worth, assets, liabilities, prospects, personnel, or operations of the Business or the ability of Seller to perform this Agreement and the Transaction in all material respects.

“Party or Parties” shall have the meaning set forth in the Preamble.

“Person” shall mean any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company or other legal entity or organization.

“Purchase Consideration” shall have the meaning set forth in Section 4.1.

“Purchaser” shall have the meaning set forth in the Preamble.

“Releasee” shall have the meaning set forth in Section 4.1(b).

“Reverse Merger Transaction” shall have the meaning set forth in the Recitals.

“Rules” shall have the meaning set forth in Section 6.5.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Indemnified Parties” shall have the meaning set forth in Section 9.1.

“Shares” shall have the meaning set forth in Section 4.1(a).

“Subscribers” shall have the meaning set forth in Section 2.2(a).

“Third Party Claim” shall have the meaning set forth in Section 9.2.

“Transaction” shall have the meaning set forth in the Recitals.

ARTICLE 2

PURCHASE AND SALE OF ASSETS

2.1           Assets.  At the Closing and in reliance upon the representations, warranties and agreements and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer, convey and deliver to Purchasers, free and clear of all liens, claims, options, charges, security interests, pledges, mortgages or other encumbrances (collectively, “Liens”), and Purchasers, shall, jointly and severally, purchase from Seller, for the consideration set forth in Article 4 hereof, all of the assets, properties, goodwill and rights of Seller, of every nature, kind and description, tangible and intangible, or personal, wherever located, whether or not carried or reflected on the books and records of Seller, used in or relating to, the Business, which are owned by Seller or in which Seller has any right, title or interest as of the Closing Date, including, without limitation (all of the assets, properties, rights and interests being acquired hereby are collectively called the “Assets”):

(a)           Fixed Assets.  All equipment and other tangible personal property listed on Schedule 2.1(a)  (the “Fixed Assets”);

(b)           Equipment Lease Agreement.  The Equipment Lease Agreement dated April 22, 2003, between Seller and Two Cliffs LLC, pursuant to the terms of which Seller leases to Two Cliffs LLC certain spin bikes;

(c)           Commercial and Industrial Lease Agreement.  The Commercial and Industrial Lease Agreement dated June 11, 2003, between Seller and Two Cliffs LLC, pursuant to the terms of which Seller leases from Two Cliffs LLC certain office space;

(d)           Accounts Receivable.  Any and all accounts receivable of Seller relating to the Business as of the Closing Date;

(e)           Books and Financial Records.  Any and all books and records (copies of which shall be left with Seller), computer data and other records and information related to the Business;

(f)            Goodwill.  Any and all goodwill of the Business; and

(g)           All Other Assets.  Any and all other assets, properties and rights owned, used or held for use by Seller in the Business.

2.2           Excluded Assets.  Notwithstanding the provisions of Section 2.1, the following assets are excluded from the Assets and are collectively referred to as the “Excluded Assets”:

(a)           Cash receivables, checks, and cash equivalents in the amount of at least $75,000 received by Seller in connection with the sale of shares of Seller’s common stock to Jeffrey S. Halpern, James B. Druck and Thomas E. Fox (collectively, the “Subscribers”), pursuant to those certain Stock Purchase Agreements between Seller and each of the Subscribers; and

(b)           All outstanding capital stock of Southwest Casino and Hotel Corp. owned by Seller.

ARTICLE 3

ASSUMPTION OF SELLER’S LIABILITIES BY PURCHASERS

3.1           It is expressly agreed that, effective the Closing Date, Purchasers shall, jointly and severally, assume, discharge and perform all of Sellers’ expenses, obligations, costs, debts, liabilities, absolute or contingent, known or unknown, fixed or uncertain, liquidated or unliquidated, whether due or to become due, regardless of when or by whom asserted of Seller, relating to or in connection with Seller’s ownership of the Assets and Seller’s operation of the Business prior to the Closing Date, including, without limitation (collectively, the “Liabilities”):

(a)           Any and all account payables;

(b)           Any and all accrued but unpaid compensation;

(c)           Any and all accrued but unpaid taxes;

(d)           Any and all contract obligations; and

(e)           Any and all claims arising from, or relating to, the adventure tours conducted by Seller prior to the Closing Date, including, without limitation, claims for personal injuries, property loss or damage, medical expenses.

3.2           It is further expressly agreed that Purchasers shall, jointly and severally, be responsible for all expenses, obligations, costs, debts and liabilities in connection with or relating to, the operation of the Business and ownership of the Assets following the Closing Date.

ARTICLE 4

PURCHASE CONSIDERATION

4.1           The aggregate consideration for the Assets shall be comprised of the following (the “Purchase Consideration”):

(a)           Cancellation of Stock.  At the Closing and conditioned on the effectiveness of the Reverse Merger Transaction, Purchasers shall deliver to Seller, for cancellation, certificates representing all of the common stock, par value $0.001 per share, of Seller and owned by Purchasers in the aggregate of 333,350 shares prior to the 7.4672-for-1 forward stock split (approximately 2,500,000 shares after the stock split) (the “Shares”), and shall transfer, assign and convey the Shares and all of Purchasers’ rights and claims to and interests in, the Shares to Seller, thereby forever relinquishing Purchasers’ ownership (beneficial, absolute and in all respects) in and to the Shares.

(b)           Cancellation of Indebtedness.  Purchasers shall, jointly and severally, forever cancel, compromise and forgive Seller, all of the accrued but unpaid compensation to each of Purchasers in their respective capacities as officers and employees of Seller (the “Indebtedness”).

(c)           General Release.  At Closing, each Purchaser shall deliver a general release to Seller, which release shall, on behalf each Purchaser himself and each of his heirs, administrators, executors, successors and assigns, release, forever discharge and covenant not to sue Seller, Seller’s subsidiaries, and their affiliates and their respective individual, joint or mutual, representatives, directors, officers, attorneys, agents, employees, affiliates, shareholders, controlling persons, subsidiaries, insurers, successors and assigns (individually, a “Releasee” and collectively, “Releasees”) from and with respect to any and all claims, dues and demands, proceedings, causes of action, orders, obligations, contracts and agreements, accrued but unpaid compensation, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which a Purchaser or any of his heirs, administrators, executors, successors and assigns now has, has ever had or may hereafter have against the respective Releasees to the extent arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing, including, without limitation, any and all claims, wages, agreements, obligations, demands and causes of action, known or unknown, suspected or unsuspected, arising out of or in any way connected with his relationship with Seller.   The release in this Section 4.1(c) specifically encompasses, but is not limited to, (i) the Indebtedness, and (ii) claims that could be brought under any state human rights or fair employment practices act, or any other federal, state or local statute, ordinance, regulation or order regarding employment, compensation for employment, and termination of employment.

ARTICLE 5

CLOSING

5.1           The Closing.  Subject to Article 10, the closing of the Transaction (the “Closing”) shall take place at 9:00 a.m., Central Standard Time, on July 16, 2004 (or at such other time and place as the Parties may hereafter mutually agree) (the “Closing Date”), at the offices of Oppenheimer Wolff & Donnelly LLP, 45 South Seventh Street, Suite 3300, Minneapolis, Minnesota, or at such other time or place as the Parties hereto shall agree in writing.  The Closing shall be deemed effective at 11:59p.m, Central Standard Time, on the Closing Date.

5.2           Seller’s Deliveries.  Subject to the conditions set forth in this Agreement, at the Closing, simultaneous with Purchasers’ deliveries hereunder, Seller shall deliver to Purchasers all of the following documents and instruments, all in form and substance reasonably satisfactory to Purchasers and their counsel:

(a)           Instruments of Transfer.  Duly-executed Bills of Sale, Assignment and Assumption Agreement as are necessary or appropriate to sell, assign and transfer to Purchasers and to vest in Purchasers good and marketable title to the Assets (in recordable form, where appropriate).

(b)           Additional Agreements.  All such other documents and instruments as may be reasonable and appropriate in connection with the consummation of the Transaction.

5.3           Purchasers’ Deliveries.  Subject to the conditions set forth in this Agreement, at the Closing, simultaneous with the deliveries of Seller hereunder, Purchasers shall deliver all of the following documents and instruments, all in form and substance reasonably satisfactory to Seller and its counsel:

(a)           Stock Certificates.  Certificates representing the Shares.

(b)           Stock Powers Separate from Certificate.  The appropriate stock powers transferring, assigning and conveying Purchasers’ title to and interests in the Shares, to Seller.

(c)           General Releases.  Releases executed by each of Purchasers in favor of Seller.

(d)           Additional Agreements.  All such other documents and instruments as Seller or its counsel shall reasonably request in connection with the consummation of the Transaction.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF SELLER

 Seller represents and warrants to Purchasers as follows:

6.1           Authority Relative to Agreement.  Seller has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the performance by Seller of its obligations hereunder has been duly authorized by Seller, and no other corporate proceedings on the part of Seller are necessary to authorize such execution, delivery and performance.

6.2           Execution.  This Agreement has been duly and validly executed and delivered by Seller and will constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser hereby, severally and jointly, represents and warrants to Seller as follows:

7.1           Powers.  Each Purchaser has the legal capacity to enter into, execute and deliver this Agreement and perform its obligations hereunder.

7.2           Execution.  This Agreement has been duly and validly executed and delivered by Purchasers and will constitute a valid and binding obligation of Purchasers, enforceable against each Purchaser in accordance with its terms.

7.3           Absence of Proceedings.  No action or proceeding has been instituted against either Purchaser or Purchasers before any Governmental Authority (i) seeking to restrain or prohibit the execution and delivery of this Agreement or the consummation of the Transaction, or (ii) that would, if decided adversely to a Purchaser, have a Material Adverse Effect on such Purchaser’s ability to perform its obligations under this Agreement.

7.4           Ownership of the Shares.   Each Purchaser owns the respective portion of the Shares in his individual name and free and clear of all pledges, liens, security interests, restrictions, claims or charges of any kind whatsoever, except for the Promotional Share Lock-In Agreement executed by each Purchaser in connection with the public offering of Seller’s stock, which agreement allows for the Shares to be acquired and cancelled by Seller pursuant to Section III K thereof.  Each Purchaser has the legal right and power to transfer, assign and convey the Shares to Seller so that Seller can cancel the same.  The Shares represent all of the capital stock of Seller owned, directly or beneficially, by Purchasers.

7.5           Acknowledgment of Ownership.  From the beginning of the Business to the Closing, Purchasers were (i) owners of the Assets and sole operators of the Business; (ii) all of the members of the board of directors of Seller; and (iii) all of the executive officers of Seller.  Therefore, Purchasers are familiar with, and were privy to information relating to, the Assets, the Business and the Liabilities thereto and acknowledge that they purchase the Assets and assume the Liabilities “as is” with no representation or warranty from Seller other than those stated in Article 6.

ARTICLE 8

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.1           The respective representations, warranties and covenants of each of the Parties to this Agreement shall be deemed to be material and to have been relied upon by the Parties hereto, and shall survive the Closing, and the consummation of the Transaction, regardless of any investigation made by or on behalf of, or disclosure to, any Party to whom such representations, warranties or covenants have been made.  The rights and remedies of any Person based upon, arising out of or otherwise in respect of any inaccuracy in or any representation, or any breach of any warranty or agreement contained in this Agreement, including the right of Seller to be indemnified for the Assumed Liabilities by Purchasers, shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy, breach or indemnity is based.  Except as otherwise expressly provided in this Agreement or an additional document, the relevant Party will have liability arising out of a breach of a representation or warranty contained in Article 6 or Article 7 of this Agreement within eighteen (18) months after the Closing Date.

ARTICLE 9

PURSHASERS’ INDEMNIFICATION

9.1           Indemnification.  Purchasers, as individuals and parties to this Agreement, shall, jointly and severally, indemnify and hold harmless Seller and its Affiliates and their respective officers, directors, stockholders, agents, successors and assigns (each a “Seller Indemnified Party”, collectively, the “Seller Indemnified Parties”), from and against and in respect of any and all demands, claims, causes of action, administrative orders and notices, losses, costs, fines, Liabilities, penalties, damages (direct or indirect) and expenses (including, without limitation, reasonable legal, paralegal, accounting and consultant fees and other expenses incurred in the investigation and defense of claims and actions or related in any way to the enforcement of this Section 9.1) (hereinafter collectively called “Losses”) resulting from, in connection with or arising out of any of the following:

(a)           The inaccuracy of any representation or the breach of any warranty made by Purchasers in this Agreement;

(b)           The breach by Purchasers of any of the agreements in this Agreement;

(c)           Any claim, action, suit or proceeding arising from, or relating to, directly or indirectly, the operation of the Business or ownership of the Assets prior to the Closing, including, without limitation, personal injuries, property damages and losses, medical expenses, and loss of wages in connection with the adventure tours conducted by Seller prior to the Closing;

(d)           Any claim by Seller’s contractors, agents, employees prior to the Closing; and

(e)           The conduct of the Business and ownership of the Assets by Purchasers after the Closing Date.

9.2           Indemnification Procedure for Third Party Claims.  When seeking indemnification to any claim or threatened claim brought by a third party (a “Third Party Claim”), a Seller Indemnified Party shall promptly notify Purchasers, as the indemnifying party, in writing of any such Third Party Claim.  With respect to a Third Party Claim, Purchasers may, by providing written notice to the Seller Indemnified Party within ten (10) business days after being notified of a potential Third Party Claim, assume the defense of such Third Party Claim, provided, that counsel for Purchasers who conducts the defense of such Third Party Claim, shall be reasonably satisfactory to the Seller Indemnified Party, and the Seller Indemnified Party may participate in such defense, but only at its own expense, and, provided further, that the reasonable fees and expenses of the Seller Indemnified Party’s counsel shall be paid by Purchasers if:

(a)           The employment of such separate counsel has been specifically authorized by Purchasers in writing;

(b)           Purchasers have (x) declined to assume the defense and employ counsel or (y) has not, within ten (10) business days after being notified of a potential Third Party Claim hereunder, provided notice in writing of its election to assume the defense of the relevant Third Party Claim; or

(c)           The Seller Indemnified Party reasonably believes that counsel selected by Purchasers has a conflict of interest or potential conflict of interest in representing both Parties in defense of such Third Party Claim.

Purchasers shall not compromise or settle any Third Party Claim except with the consent of the Seller Indemnified Party, which consent shall not be unreasonably withheld.  The Seller Indemnified Party shall reasonably cooperate in the defense of any Third Party Claim.

In the event the Seller Indemnified Party incurs any expenses covered by this Article 9, Purchasers shall reimburse the Seller Indemnified Party for such covered expenses within thirty (30) days of the Seller Indemnified Party’s delivery to Purchasers of an invoice therefore, with receipts attached; provided, however, that if it shall be ultimately determined that the Seller Indemnified Party has no right to indemnification hereunder, it shall promptly reimburse Purchasers for any expenses paid by Purchasers in connection with such Third Party Claim.

9.3           Procedures of Other Liabilities.  In the event a Seller Indemnified Party should have a Claim against Purchasers hereunder which does not involve a Third Party Claim, the Seller Indemnified Party shall transmit to Purchasers a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the Claim, and the basis of its request for indemnification under this Agreement.  If Purchasers do not notify Seller within thirty (30) days from the receipt of the Indemnity Notice that Purchasers dispute such Claim, the Claim specified by the Seller Indemnified Party in the Indemnity Notice shall be deemed a Liability of

Purchasers hereunder, with respect to which the Seller Indemnified Party is entitled to prompt indemnification hereunder.

ARTICLE 10

CONDITIONS TO CLOSING

10.1         Condition to Obligations of Both Parties.  The Closing of the Transaction contemplated in this Agreement shall occur concurrently on the same date as the closing of the Reverse Merger Transaction and immediately following the effective time of the Reverse Merger Transaction; provided, however, that if the closing of the Reverse Merger Transaction is delayed or terminated in accordance with the Agreement and Plan of Reorganization, the respective obligations of Seller and Purchasers hereunder shall accordingly be delayed or terminated, as the case may be.

10.2         Conditions to Obligations of Purchasers.  All obligations of Purchasers under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions, any one or more of which may be waived in writing by Purchasers:

(a)           Performance of Seller’s Obligations.  Seller shall have delivered all documents and agreements described in Section 5.2, and Seller shall have otherwise performed in all respects all obligations required under this Agreement to be performed by it on or prior to the Closing Date.

10.3         Conditions to Obligations of Seller.  All obligations of Seller under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions, any one or more of which may be waived by the Seller:

(a)           Performance of Purchasers’ Obligations. Purchasers shall have delivered all documents and agreements described in Section 5.3, and otherwise performed in all respects all obligations required under this Agreement to be performed by it on or prior to the Closing Date.

ARTICLE 11

TERMINATION AND ABANDONMENT

11.1         Methods of Termination.  This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing by the mutual written consent of Purchasers and Seller, or as provided in Section 10.1 relating to termination.

11.2         Survivals Upon Termination.  If this Agreement is terminated, no Party to this Agreement shall have any right or claim against another Party on account of such termination unless this Agreement is terminated by a Party on account of the breach of any representation, warranty, or term herein by the other Party or Parties.  Notwithstanding anything in this Agreement to the contrary, Articles 6, 7, 9, and 12 shall survive the termination of this Agreement.

ARTICLE 12

ARBITRATION

12.1         Dispute.  Any controversy, claim or dispute of whatever nature arising between the Parties under this Agreement or in connection with the Transaction contemplated hereunder, including those arising out of or relating to the breach, termination, enforceability, scope or validity hereof, whether such claim existed prior to or arises on or after the Closing Date (a “Dispute”), shall be resolved by mediation or, failing mediation, by binding arbitration.  The agreement to mediate and arbitrate contained in this Article 12 shall continue in full force and effect despite the expiration, rescission or termination of this Agreement.  Notwithstanding the foregoing, either Party may seek injunctive relief with respect to any controversy or claim arising out of or relating to any provision of this Agreement in any court of competent jurisdiction.

12.2         Mediation.  No Party shall commence an arbitration proceeding pursuant to the provisions set forth below unless such Party shall first give a written notice (a “Dispute Notice”) to the other parties setting forth the nature of the Dispute.  The Parties shall attempt in good faith to resolve the Dispute by mediation under the CPR Institute for Dispute Resolution (“CPR”) Model Mediation Procedure for Business Disputes (the “CPR Procedure”) in effect at the time of the Dispute.  If the Parties cannot agree on the selection of a mediator within twenty (20) days after receipt of the Dispute Notice, the mediator will be selected in accordance with the CPR Procedure.

12.3         Arbitration.

(a)           If the Dispute has not been resolved by mediation as provided in Sections 12.1 and 12.2 within sixty (60) days after receipt of the Dispute Notice or such greater period as the Parties may agree upon in writing, or if a party fails to participate in a mediation, then the Dispute shall be determined by binding arbitration in Salt Lake City, Utah.  The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) in effect on the date on which the Dispute Notice is sent, subject to any modifications contained in this Agreement.  The Dispute shall be determined by one arbitrator, except that if the Dispute involves an amount in excess of $100,000 (exclusive of interest and costs), three arbitrators shall be appointed.  Persons eligible to serve as arbitrators shall be members of the AAA Large, Complex Case Panel or a CPR Panel of Distinguished Neutrals, or persons who have professional credentials similar to those persons listed on such AAA or CPR panels.  The award shall be in writing and include the findings of fact and conclusions of law upon which it is based.

(b)           The arbitration shall be governed by the substantive laws of the State of Utah, without regard to conflicts-of-law rules, and by the arbitration law of the Federal Arbitration Act (Title 9, U.S. Code).  Judgment upon the award rendered may be entered in any court having jurisdiction.

(c)           If a Party fails to proceed with arbitration as provided in this Agreement, or unsuccessfully seeks to stay the arbitration, or fails to comply with the arbitration award, or is unsuccessful in vacating or modifying the award pursuant to a petition or application for judicial review, the other Party or Parties, as applicable, shall be entitled to be awarded costs, including reasonable attorneys’ fees, paid or incurred in successfully compelling such arbitration or defending against the attempt to stay, vacate or modify such arbitration award and/or successfully defending or enforcing the award.

ARTICLE 13

MISCELLANEOUS PROVISIONS

13.1         Successors and Assigns and No Third Party Beneficiaries.  This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors, representatives and assigns, as the case may be; provided, however, that no Party shall assign or delegate this Agreement or any of the rights or obligations created hereunder without the prior written consent of the other Party.  Nothing in this Agreement shall confer upon any Person not a party to this Agreement, or the legal representatives of such Person, any rights (including, without limitation, rights as a third party beneficiary) or remedies of any nature or kind whatsoever under or by reason of this Agreement.

13.2         Expenses.  The Parties shall be responsible for their own costs and expenses incurred in connection with this Agreement and with the consummation of the Transaction.

13.3         Entire Agreement.  This Agreement, together with the Schedules constitute the entire agreement and understanding of the Parties hereto with respect to the Transaction.  This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements, whether oral or written, among the Parties relating to the subject matter of this Agreement and all prior drafts thereof, all of which are merged into this Agreement.

13.4         Waivers, Amendments and Remedies.  This Agreement may be amended and the terms hereof may be waived, and consents may be provided, only by a written instrument signed by all of the Parties or, in the case of a waiver, by the Party waiving compliance.  No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

13.5         Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.

13.6         Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

13.7         Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of Utah.

IN WITNESS WHEREOF, Seller and Purchasers have caused this Agreement to be executed as of the date first written above.

SELLER:

LONE MOOSE ADVENTURES, INC., a Nevada corporation

By:	/s/ Christopher B. Glover
Name:	Christopher B. Glover
Title:	President

PURCHASERS:

/s/ Christopher B. Glover
Christopher B. Glover

/s/ Michael C. Brown
Michael C. Brown